EXHIBIT 99.9

Second Quarter 2012 Report

June 30, 2012

(Based on International Financial Reporting Standards (“IFRS”) and stated in thousands of United States dollars)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements

•	Consolidated Statements of Financial Position

•	Consolidated Statements of Comprehensive Income

•	Consolidated Statements of Changes in Equity

•	Consolidated Statements of Cash Flows

•	Notes to the Condensed Interim Consolidated Financial Statements

SECOND QUARTER REPORT 2012

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Unaudited – stated in thousands of United States dollars)

	Note	June 30,	December 31,
	Ref	2012	2011
A S S E T S
Current Assets
Cash and cash equivalents		$ 236,198	$ 169,471
Short-term investments		45,305	53,088
Amounts receivable		7,040	6,147
Advances and prepaid expenses		3,143	2,117
Available-for-sale securities	4	7,006	10,355
Other financial assets	4	291	244
Inventory	5	38,165	33,220
Total Current Assets		337,148	274,642

Non-Current Assets
Exploration and evaluation assets	6	113,769	108,454
Mineral property, plant and equipment	7	215,246	216,128
Total Assets		$ 666,163	$ 599,224

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$ 18,001	$ 17,024
Income taxes payable		5,045	6,125
Current portion of other liabilities		230	363
Total Current Liabilities		23,276	23,512

Non-Current Liabilities
Deferred income taxes		43,708	35,008
Decommissioning liability	9	6,169	6,680
Other liabilities		460	474
Total Liabilities		73,613	65,674

E Q U I T Y
Share capital	10 a)	$ 375,055	$ 355,524
Contributed surplus		25,706	27,861
Accumulated other comprehensive loss		(1,660)	(1,080)
Retained earnings		193,449	151,245
Total Equity		592,550	533,550
Total Liabilities and Equity		$ 666,163	$ 599,224

Commitments and Contingencies	12

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	ALAMOS GOLD INC.

SECOND QUARTER REPORT 2012

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

(Unaudited – stated in thousands of United States dollars, except per share amounts)

	For the three-month periods			For the six-month periods
	ended			ended

	Note Ref	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Operating Revenues		$ 80,889	$ 56,864	$ 151,145	$ 111,240

MINE OPERATING COSTS
Mining and processing		16,150	13,417	31,169	27,075
Royalties	12	4,230	2,885	7,661	5,486
Amortization		12,679	5,979	20,457	11,704
		33,059	22,281	59,287	44,265
EARNINGS FROM MINE OPERATIONS		47,830	34,583	91,858	66,975

EXPENSES
Exploration		2,828	2,161	4,311	4,173
Corporate and administrative		3,194	2,666	6,125	5,100
Share-based compensation	10 b) c)	1,361	4,525	3,928	7,225
		7,383	9,352	14,364	16,498
EARNINGS FROM OPERATIONS		40,447	25,231	77,494	50,477

OTHER INCOME (EXPENSES)
Finance income		865	394	1,713	798
Financing expense		(134)	(149)	(267)	(297)
Foreign exchange (loss) gain		(2,615)	(283)	(1,416)	775
Other income (loss)		140	(319)	641	(1,437)
EARNINGS BEFORE INCOME TAXES FOR THE PERIOD		38,703	24,874	78,165	50,316

INCOME TAXES
Current tax expense		(12,005)	(7,950)	(15,311)	(15,200)
Deferred tax expense		(2,014)	(1,430)	(8,700)	(1,765)
		24,684	15,494	54,154	33,351
EARNINGS FOR THE PERIOD
Other comprehensive (loss)
- Unrealized loss on securities		(408)	(870)	(487)	(2,970)
- Reclassification of realized gains on available-for-sale securities included in earnings		-	-	(93)	-
COMPREHENSIVE INCOME FOR THE PERIOD		$ 24,276	$ 14,624	$ 53,574	$ 30,381

EARNINGS PER SHARE
– basic	10 d)	$ 0.21	$ 0.13	$ 0.45	$ 0.29
– diluted	10 d)	$ 0.20	$ 0.13	$ 0.45	$ 0.28
Weighted average number of common shares outstanding
- basic		119,636,000	116,843,000	119,288,000	116,688,000
- diluted		120,676,000	117,996,000	120,507,000	118,065,000

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	ALAMOS GOLD INC.

SECOND QUARTER REPORT 2012

ALAMOS GOLD INC.

Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2012 and 2011

(Unaudited – stated in thousands of United States dollars)

	Number of Shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at December 31, 2010	116,340,008	$ 325,867	$ 23,316	$ (1,332)	$ 105,278	$ 453,129
Share-based compensation	-	-	7,225	-	-	7,225
Shares issued on exercise of options	744,600	9,896	(2,500)	-	-	7,396
Dividends	-	-	-	-	(5,834)	(5,834)
Earnings	-	-	-	-	33,351	33,351
Other comprehensive income (tax impact; nil)	-	-	-	(2,970)	-	(2,970)
Balance at June 30, 2011	117,084,608	$ 335,763	$ 28,041	$ (4,302)	$ 132,795	$ 492,297

	Number of Shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at December 31, 2011	118,383,008	$ 355,524	$ 27,861	$ (1,080)	$ 151,245	$ 533,550
Share-based compensation	-	-	2,875	-	-	2,875
Shares issued on exercise of options	1,473,700	19,531	(5,030)	-	-	14,501
Dividends	-	-	-	-	(11,950)	(11,950)
Earnings	-	-	-	-	54,154	54,154
Other comprehensive income (loss)(tax impact; nil)	-	-	-	(580)	-	(580)
Balance at June 30, 2012	119,856,708	$ 375,055	$ 25,706	$ (1,660)	$ 193,449	$ 592,550

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	ALAMOS GOLD INC.

SECOND QUARTER REPORT 2012

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

(Unaudited – stated in thousands of United States dollars)

	For the three-month		For the six-month
	periods ended		periods ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings for the period	$ 24,684	$ 15,494	$ 54,154	$ 33,351
Adjustments for items not involving cash:
Amortization	12,679	5,979	20,457	11,704
Financing expense	134	149	267	297
Unrealized foreign exchange loss (gain)	1,062	(208)	(196)	(276)
Deferred tax expense	2,014	1,430	8,700	1,765
Share-based compensation	1,361	4,525	3,928	7,225
Gain on sale of securities	-	-	(504)	-
Other	(73)	380	(17)	688
Changes in non-cash working capital:
Fair value of forward contracts	-	(10)	-	476
Amounts receivable	(4,803)	(4,821)	(9,808)	(7,383)
Inventory	(1,038)	(558)	(3,528)	152
Advances and prepaid expenses	(592)	(810)	(1,027)	507
Accounts payable, taxes payable and accrued liabilities	8,635	6,208	7,719	8,627
	44,063	27,758	80,145	57,133
INVESTING ACTIVITIES
Sale (purchases) of securities	-	(1,559)	3,338	(4,833)
Contractor advances	-	(4,063)	-	(9,593)
Short-term investments (net)	(1,626)	(11,927)	7,783	(16,642)
Proceeds on sale of equipment	-	445	-	889
Decommissioning liability	(739)	(132)	(767)	(132)
Exploration and evaluation assets	(2,284)	(2,284)	(5,315)	(3,870)
Mineral property, plant and equipment	(7,965)	(13,555)	(21,148)	(22,475)
	(12,614)	(33,075)	(16,109)	(56,656)
FINANCING ACTIVITIES
Common shares issued	5,358	4,202	14,501	7,396
Dividends paid	(11,950)	(5,834)	(11,950)	(5,834)
	(6,592)	(1,632)	2,551	1,562
Effect of exchange rates on cash and cash equivalents	(945)	125	140	835
Net increase (decrease) in cash and cash equivalents	23,912	(6,824)	66,727	2,874
Cash and cash equivalents - beginning of period	212,286	156,032	169,471	146,334
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 236,198	$ 149,208	$ 236,198	$ 149,208
Supplemental information:
Interest paid	$ -	$ -	$ -	$ -
Interest received	$ 545	$ 323	$ 1,030	$ 619
Income taxes paid	$ 2,056	$ 3,585	$ 7,912	$ 7,985

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	ALAMOS GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2012 and 2011

(Unaudited – stated in United States dollars, unless otherwise stated)

1. NATURE OF OPERATIONS

Alamos Gold Inc., a resident Canadian company, and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico and Turkey. The Company owns and operates the Mulatos mine and holds the mineral rights to the Salamandra group of concessions in the State of Sonora, Mexico, which includes several known satellite gold occurrences. In addition, the Company owns the Ağı Dağı and Kirazlı gold development projects in Turkey.

2. BASIS OF PREPARATION AND ADOPTION OF NEW ACCOUNTING POLICY

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”).

The policies applied in these condensed interim consolidated financial statements are consistent with the policies disclosed in Notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2011. These condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2011.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on July 24, 2012.

Adoption of Accounting Policy Effective January 1, 2012

IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued in October 2011, and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when benefits accrue to the entity from the stripping activity. In addition, IFRIC 20 requires companies to ensure that capitalized costs are amortized over the useful life of the component of the ore body to which access has been improved due to the stripping activity. The Company adopted the amendments in its financial statements for the annual period beginning on January 1, 2012. The Company capitalized $7.2 million of production stripping costs to Mineral property, plant and equipment for the six-month period ended June 30, 2012.

3. FUTURE ACCOUNTING POLICY CHANGES ISSUED BUT NOT YET IN EFFECT

The following are new pronouncements approved by the IASB. The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value

6	ALAMOS GOLD INC.

related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 (2010) is effective for annual periods beginning on or after January 1, 2015. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

(ii) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities (“SPE’s”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. The impact of adoption of IFRS 10 on the consolidated financial statements has not yet been determined.

(iii) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this standard earlier, it does not need to apply IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. Given the nature of the Company’s interests in other entities, the Company does not expect the amendments to have a material impact on the financial statements.

(iv) IFRS 13 Fair Value Measurement was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on earnings or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of IFRS 13 has not yet been determined.

(v) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. IAS 1 should be applied retrospectively, but early adoption is permitted. The amendments require that an entity present separately the items of OCI that may be reclassified to earnings in the future from those that would never be reclassified to earnings. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the earnings and other comprehensive income in two statements has remained unchanged. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of the amendments has not yet been determined.

7	ALAMOS GOLD INC.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Financial Assets and Liabilities

The carrying value of the Company’s financial instruments is classified into the following categories:

	June 30,	December 31,
	2012	2011
	($000)	($000)

Fair value through profit or loss (“FVTPL”) (1)	281,503	222,559
Derivative instruments designated as FVTPL (2)	291	244
Available-for-sale securities (3)	7,006	10,355
Loans and receivables (4)	7,040	6,147
Other financial liabilities (5)	(23,405)	(23,650)

(1)

Includes cash of $85.7 million (December 31, 2011 – $44.8 million), cash equivalents of $150.5 million (December 31, 2011 – $124.7 million) and short-term investments of $45.3 million (December 31, 2011 – $53.1 million).

(2)	Includes the Company’s investment in the warrants of a publicly traded company.
(3)	Includes the Company’s investment in the common shares of publicly traded entities.
(4)

Includes amounts receivable. As permitted by Mexican tax law, the Company offset $8.9 million of Mexican value-added tax receivables against its current taxes payable liability for the six-months ended June 30, 2012 ($16.9 million for year ended December 31, 2011).

(5)	Includes all other accounts payable and accrued liabilities, income taxes payable, and certain other liabilities.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The fair values of the Company’s financial instruments are not materially different from their carrying values.

b) Derivative Financial Instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market price of gold and foreign exchange rates. At June 30, 2012 and December 31, 2011, the Company had no outstanding gold forward contracts.

At June 30, 2012, the Company had outstanding contracts to deliver $10 million Canadian dollars (“CAD”) in exchange for a fixed amount of USD at future dates up to July of 2012, with CAD:USD rates ranging from of 1:03:1 to 1:01:1. The mark-to-market gain associated with these contracts as at June 30, 2012 was nominal (December 31, 2011 – nil).

5. INVENTORY

	June 30,	December 31,
	2012	2011
	($000)	($000)

Precious metals dore and refined precious metals	5,177	5,484
In-process precious metals	14,044	11,894
Parts and supplies	18,944	15,842
	$38,165	$33,220

The carrying value of inventory is calculated using weighted average cost. The amount of inventory charged to operations as mining and processing costs during the three and six-month period ended June 30, 2012 was $17.0 million and $33.3 million (June 30, 2011 – $14.8 million and $29.2 million). The amount of inventory charged to operations as amortization in the three and six-month period ended June 30, 2012 was $11.1 million and $17.0 million (June 30, 2011 – $4.9 million and $9.7 million).

8	ALAMOS GOLD INC.

6. EXPLORATION AND EVALUATION ASSETS

The Company classifies the Aği Daği, Kirazlı, and Çamyurt Projects in Turkey as exploration and evaluation assets as at June 30, 2012. Exploration and evaluation assets are not subject to amortization.

The following is a continuity of the Company’s exploration and evaluation assets for the six-month period ended June 30, 2012.

Total
($000)

Cost as at December 31, 2011	108,454
Additions	5,315
Cost as at June 30, 2012	113,769

7. MINERAL PROPERTY, PLANT AND EQUIPMENT

The Company owns a 100% interest in the Salamandra group of concessions in Mexico. Included within the Salamandra group of concessions is the Mulatos mine which began operations in 2005.

The majority of the Company’s property, plant and equipment in operations is amortized on a units-of-production basis over an estimated nine year mine life. Certain mining and office equipment is amortized on a straight line basis over periods ranging from two to five years.

The following is a continuity of the Company’s mineral property, plant and equipment for the six-month period ended June 30, 2012.

	Mining plant and equipment	Office and computer equipment	Construction in progress	Subtotal	Mineral property and deferred development	Total
	($000)	($000)	($000)	($000)	($000)	($000)

Cost as at December 31, 2011	$ 173,393	$ 2,375	$ 23,898	$ 199,666	$ 126,660	$ 326,326
Additions	4,067	343	6,689	11,099	10,049	21,148
Disposals	-	-	-	-	-	-
Transfers from construction in progress	27,381	-	(27,381)	-	-	-
Cost as at June 30, 2012	$ 204,841	$ 2,718	$ 3,206	$ 210,765	$ 136,709	$ 347,474

Accumulated amortization and impairment as at December 31, 2011	$ 76,579	$ 1,274	$-	$ 77,853	$ 32,345	$ 110,198
Amortization expense	13,394	248	-	13,642	8,388	22,030
Disposals	-	-	-	-	-	-
Accumulated amortization and impairment as at June 30, 2012	$ 89,973	$ 1,522	-	$ 91,495	$ 40,733	$ 132,228
Net book value as at June 30, 2012	$ 114,868	$ 1,196	$ 3,206	$ 119,270	$ 95,976	$ 215,246

9	ALAMOS GOLD INC.

8. DIVIDENDS

Six months ended
June 30, 2012

($000)

Paid during the period	11,950

$ 11,950

Weighted average number of common shares outstanding	119,228,000
Dividend per share	$ 0.10

9. PROVISIONS

Decommissioning Liability

The fair value of a decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings. In addition, the fair value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.

A continuity of the decommissioning liability is as follows:

Six-months ended
June 30, 2012

($000)

Obligations at beginning of period	6,680
Revisions in estimated cash flows and changes in assumptions	0
Payments made against the liability	(767)
Accretion of discounted cash flows	256

Obligations at end of period	$ 6,169

10. SHARE CAPITAL

a) Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of Shares	Amount

		($000)

Outstanding at December 31, 2011	118,383,008	355,524

Exercise of stock options	1,473,700	14,501
Transfer from contributed surplus to share capital for stock options exercised	-	5,030

Outstanding at June 30, 2012	119,856,708	$375,055

10	ALAMOS GOLD INC.

b) Stock options

The Company has a stock option plan (the “Plan”), originally approved by the Board of Directors (the “Board”) on April 17, 2003, and amended and ratified on May 25, 2007, May 15, 2008, April 7, 2009, June 2, 2010 and May 30, 2012, which allows the Company to grant incentive stock options to officers of the Company. Under the Plan, the number of shares reserved for issuance cannot exceed 7% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant. The plan is subject to shareholder approval and ratification every three years.

Stock options granted under the Plan are exercisable for a five-year period. Incentive stock options granted vest 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

The following is a continuity of the changes in the number of stock options outstanding for the six-month period ended June 30, 2012:

	Number	Weighted average exercise price ($CAD)

Outstanding at December 31, 2011	6,405,700	$12.95
Granted	-	-
Exercised	(1,473,700)	9.93
Forfeited	(63,000)	14.23

Outstanding at June 30, 2012	4,869,000	$13.85

The weighted average share price at the date of exercise for stock options exercised in the six-month period ended June 30, 2012 was CAD$18.93 (for the six-month period ended June 30, 2011 – CAD$16.21).

For the six-month period ended June 30, 2012, the Company granted nil incentive stock options, compared to 2,115,000 stock options granted at an exercise prices ranging from CAD$14.24 per share to CAD$16.39 per share in the six-month period ended June 30, 2011.

The fair value of stock options granted were estimated using the Black-Scholes option pricing model with the following assumptions:

	June 30,	June 30,
For options granted in the six-month period ended:	2012	2011

Weighted average share price at grant date	-	$14.30
Risk-free rate	-	1.7%-2.3%
Expected dividend yield	-	0.43%-0.58%
Expected stock price volatility (based on historical volatility)	-	42%-58%
Expected life, based on terms of the grants (months)	-	20-60
Weighted average per share fair value of SARs granted	-	$4.96

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

Subsequent to June 30, 2012, the Company granted 840,000 stock options at an exercise price of $15.80

11	ALAMOS GOLD INC.

As at June 30, 2012, 4,246,000 stock options were exercisable. The remaining 623,000 outstanding stock options vest over the following two years.

Stock options outstanding and exercisable as at June 30, 2012:

	Outstanding			Exercisable

Range of exercise prices ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CAD)

$6.00 - $8.00	101,500	6.38	0.89	101,500	6.38
$8.01 - $10.00	598,500	9.80	1.87	598,500	9.80
$10.01 - $14.00	110,000	12.82	2.43	110,000	12.82
$14.01 - $15.00	3,974,000	14.61	2.96	3,374,000	14.68
$15.01 - $17.50	85,000	16.71	1.42	62,000	16.80

	4,869,000	$13.85	$2.74	4,246,000	$13.78

c) Stock Appreciation Rights (“SARs”)

In 2011, the Company’s Board approved a cash-settled stock appreciation rights plan (“SARs Plan”) to grant incentive SARs to its directors, officers, employees and consultants. Under the SARs Plan, the number of units reserved for issuance cannot exceed 8% of the total number of common shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

SARs granted to directors, officers and certain consultants under the SARs Plan are exercisable for a five-year period, and SARs granted to employees are generally exercisable for a three-year period. SARs granted vest 20% on the date of grant, and 20% at each six-month interval following the date of grant. Vesting provisions in the SARs Plan was amended effective May 31, 2012. All grants subsequent to this amendment will be subject to vesting of 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

SARs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income. As at June 30, 2012, the SARs liability was $2,400,000 (December 31, 2011 – $1,550,000) recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

12	ALAMOS GOLD INC.

The following is a continuity of the changes in the number of units outstanding for the six-month period ended June 30, 2012:

		Weighted average
		exercise price
	Number	($CAD)

Outstanding at December 31, 2011	770,000	$16.36
Granted	135,000	18.46
Exercised	(25,140)	15.49
Forfeited	(7,840)	15.49

Outstanding at June 30, 2012	872,020	$16.72

The fair value of SARs granted were estimated using the Black-Scholes option pricing model with the following assumptions:

June 30,
For SARS granted in the six-month period ended:	2012
Weighted average share price at grant date	$18.29
Risk-free rate	1.1% - 1.4%
Expected dividend yield	12%-17%
Expected stock price volatility (based on historical volatility)	41%-64%
Expected life, based on terms of the grants (months)	20-60
Weighted average per share fair value of SARs granted	$5.85

Stock appreciation rights outstanding and exercisable as at June 30, 2012:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of SARs	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of SARs	Weighted average exercise price ($CAD)
$15.00 - $17.00	337,020	15.67	2.41	121,500	15.69
$17.01 - $19.00	535,000	17.38	4.24	187,000	17.22
	872,020	$16.72	$3.53	308,500	$16.62

d) Earnings per share

Basic earnings per share amounts are calculated by dividing earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of the dilutive common share equivalents.

	For the six-months ended
	June 30,	June 30,
	2012	2011
Earnings ($000)	$54,154	$33,351
Weighted average number of common shares outstanding	119,228,000	116,688,000
Basic earnings per share	$0.45	$0.29

Dilutive effect of stock options outstanding	1,279,000	1,377,000
Diluted weighted average number of common shares outstanding	120,507,000	118,065,000
Diluted earnings per share	$0.45	$0.28

13	ALAMOS GOLD INC.

11. SEGMENTED REPORTING

The Company operates in one business segment (the exploration, mine development and extraction of precious metals, primarily gold) in three geographic areas: Canada, Mexico and Turkey.

As at	June 30, 2012				December 31, 2011
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Non-current assets	214,255	114,267	493	329,015	215,111	109,007	464	324,582
Assets	422,603	124,581	118,979	666,163	395,313	117,520	86,391	599,224
Liabilities	69,101	765	3,747	73,613	61,874	1,666	2,134	65,674

	Six-months ended June 30, 2012				Six-months ended June 30, 2011
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)

Revenues	151,145	-	-	151,145	111,240	-	-	111,240
Earnings (loss)	60,651	(2,767)	(9,264)	54,154	47,079	(1,862)	(11,866)	33,351

12. COMMITMENTS AND CONTINGENCIES

a) Royalty

Production from certain concessions within the Salamandra district, including the Mine, is subject to a sliding scale production royalty. At current gold prices above $400 per ounce, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at June 30, 2012, the royalty was paid or accrued on approximately 900,000 ounces of applicable gold production. Royalty expense for the three and six-month period ended June 30, 2012 was $4.2 million and $7.7 million (three and six-month period ended June 30, 2011: $2.9 million and $5.5 million).

In addition, a third party has a 2% Net Smelter Return Royalty on production from the Company’s Agi Dagi project. The Company has not recorded an accrual for this royalty at June 30, 2012 as the project is not in production. The Company is also subject to 2% state royality on production in Turkey, subject to certain deductions.

b) Mulatos Town Relocation

The Company commenced the planned relocation of the town of Mulatos in 2007. Relocation contracts have been signed with in excess of half of the families residing in Mulatos at the start of the relocation program. Property owners and possessors are being offered a comprehensive benefits package including compensation for their property at a premium to independent third-party valuations and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments. Since the start of the Mulatos relocation effort in 2007, the Company has invested approximately $7.2 million in property acquisition, relocation benefits, legal, and related costs. In addition, the Company has recognized a liability of $0.4 million representing the discounted value of expected future payments for relocation benefits to property owners and possessors that had signed contracts with the Company as at June 30, 2012. The discounted value of the liability was capitalized to mineral property, plant and equipment.

14	ALAMOS GOLD INC.

During 2008, the Company, through its wholly-owned subsidiaries, entered into a land purchase agreement with the Mulatos Ejido, the local landowners. Pursuant to the land purchase agreement, the Company made a payment of $1.3 million in order to secure temporary occupation rights to specified land. An additional payment of approximately $1.0 million (based on current exchange rates) which has not been accrued as at June 30, 2012, is payable once the land has been vacated and transferred to the Company. The probability and timing of this additional payment is currently uncertain.

In 2010, the Mulatos Ejido filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. In June 2012, the Agarian Unitary Court issued a judgement in which it ruled that the Company’s wholly-owned subsidiary has been completely discharged of all claims made against it in this lawsuit. The Court also confirmed the validity of the 2008 land purchase agreement.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

13. RECLASSIFICATION

The comparative financial statements have been reclassified to conform to the presentation of the current period financial statements.

15	ALAMOS GOLD INC.